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                         [ATS Medical, Inc. Letterhead]


November 29, 2005

VIA EDGAR SUBMISSION
--------------------

Mr. Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

     Re:      ATS Medical, Inc.
              Form 10-K for the Year Ended December 31, 2004
              Filed March 14, 2005
              Form 10-Q for the Quarterly Periods Ended March 31, 2005 and June 30, 2005 File No. 000-18602

Dear Mr. Cascio:

     Under cover of this letter, Dorsey & Whitney LLP, counsel to ATS Medical, Inc. (the "Company"), is transmitting a letter responding to the comments received by the Company from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated October 31, 2005 (the "Comment Letter"). As requested in the Comment Letter, the Company hereby acknowledges the following statements:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments, and changes made to the Company's disclosure in its filings in response to staff comments, do not foreclose the Commission from taking any action with respect to the Company's filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the above, please contact the undersigned at (763) 557-2222 or by fax at (763) 553-0052.

                                        Very truly yours,

                                        /s/ John R. Judd

                                        John R. Judd
                                        Chief Financial Officer




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                          [Dorsey & Whitney Letterhead]

                                                                TIMOTHY S. HEARN
                                                                         Partner
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com
November 29, 2005

VIA EDGAR SUBMISSION

Mr. Brian Cascio
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

     Re:      ATS Medical, Inc.
              Form 10-K for the Year Ended December 31, 2004
              Filed March 14, 2005
              Form 10-Q for the Quarterly Periods Ended March 31, 2005 and June 30, 2005 File No. 000-18602

Dear Mr. Cascio:

     On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated October 31, 2005 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Results of Operations, page 16
------------------------------

Cost of Goods Sold, page 17
---------------------------

         1.       Comment:

         We note that your MD&A discussion includes Non-GAAP measures called "Adjusted cost of goods sold" and "Adjusted cost of goods sold as a percentage of net sales." Please tell us how these measures comply with the guidance provided in SEC Rule 34-47226 -- Conditions for Use of Non-GAAP Financial measures or the Staff's FAQ Regarding the use of Non-GAAP Financial Measures since they clearly exclude recurring items. Please refer to Questions 8 and 9 of the FAQ.

         Response:

         As noted in the comment, the Company's Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K") included two non-GAAP financial measures, namely "adjusted


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Securities and Exchange Commission
November 29, 2005
Page 2


cost of goods sold" and "adjusted cost of goods sold as a percentage of net sales," in its MD&A. Each of these measures was adjusted to remove the impact of certain lower of cost or market charges included in the GAAP measure "cost of goods sold." In response to this comment we have reviewed the cited materials and other materials relating to the use of non-GAAP financial measures. The Company believes that the exclusion of these lower of cost or market adjustments is appropriate because the Company anticipates that these adjustments will diminish substantially in the near future. Historically, the Company has taken lower of cost or market inventory adjustments because its inventory consisted largely or entirely of high-cost heart valve components purchased under its Carbomedics supply agreement and a large percentage of its sales of heart valves was in foreign markets with depressed pricing. With the suspension of purchases under the supply agreement in 2002 and the commencement of manufacturing its own lower-cost heart valve components in 2004 the Company has steadily reduced its inventory of high-cost components to the point that it expects its inventory and sales levels to be in balance in 2006. At the same time the Company's sales of valves in the higher-priced U.S. market have increased. As a result, the Company anticipates that it will record few if any lower of cost or market inventory adjustments in future periods.

         In light of this comment and the materials cited in the comment, the Company significantly expanded its disclosure with respect to these non-GAAP financial measures in its recently filed Form 10-Q for the quarter ended September 30, 2005 (the "Third Quarter 10-Q"). In particular, the Company included the following paragraph in the "Cost of Goods Sold" section of the MD&A in the Third Quarter 10-Q:

                  ATS reports its financial results in accordance with generally accepted accounting principles ("GAAP"). In addition, from time to time, we include other measures in our reports which are not prepared in accordance with GAAP. Investors should consider these non-GAAP measures in addition to, not as a substitute for or as superior to, financial reporting measures prepared in accordance with GAAP. In the above paragraph, we have included adjusted versions of our gross margin percentages for the third quarters and first nine months of 2005 and 2004. These non-GAAP measures do not reflect a lower of cost or market inventory adjustment in the third quarter of 2005 and certain factory production ramp-up costs in the third quarter of 2004 because we believe that these charges will not be incurred on a regular basis in the future. Historically, we have taken lower of cost or market inventory adjustments because our inventory consisted largely or entirely of high-cost heart valve components purchased under our Carbomedics Supply Agreement and a larger percentage of our sales of heart valves was in foreign markets with depressed pricing. With the suspension of purchases under the Supply Agreement in 2002 and the commencement of manufacturing our own lower-cost heart valve components in 2004 we have steadily reduced our inventory of high-cost components to the point that we expect our inventory and sales levels to be in balance in 2006. At the same time our sales of valves in the higher-priced U.S.


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Securities and Exchange Commission
November 29, 2005
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         market have increased. As a result, we anticipate that we will record few if any lower of cost or market inventory adjustments in future periods. Similarly, our factory production ramp-up costs recorded in the third quarter of 2004 related to the launch and qualification of our valve component manufacturing facility. Now that our manufacturing facility is up and running we do not expect to incur such ramp-up costs in future periods. We use the adjusted gross margin measure in our internal analysis and review of our operational performance. We believe that these non-GAAP measures provide investors with useful information in comparing our performance over different periods, particularly when comparing one of these periods to a period in which we did not incur these kind of charges. By using these non-GAAP measures we believe investors get a better picture of the performance of our underlying business. The table below reconciles our gross margin percentage calculated using numbers prepared in accordance with GAAP to our adjusted gross margin percentages presented above.

In light of this comment, the Company plans to include similar disclosure when appropriate in future filings.

Liquidity and Capital Resources, page 19
----------------------------------------

Cash Management, page 20
------------------------

         2.       Comment:

         We see that you are required to resume purchasing carbon components from Carbomedics under the supply agreement in 2007 through 2011. We also note that the supply agreement was previously suspended in 2002 due to the accumulation of the high priced inventory acquired from Carbomedics. You disclose that as of December 31, 2004 you had not yet sold the entire inventory acquired prior to 2002 and that the purchase commitments in 2007 will remain at the same pricing level. In your response and in future filings, please discuss how the minimum purchase commitments of the supply agreement will affect future cash flows and inventory levels. Specifically, please address how you intend to avoid the build up of inventory that occurred under the supply agreement in 2002.

         Response:

         In response to this comment the Company included the following paragraph under the heading "Cash Management" in the "Liquidity and Capital Resources" section of the MD&A in its Third Quarter 10-Q:

                  Our current obligations under the Carbomedics Supply Agreement call for us to resume purchasing heart valve components from 2007 through 2011. Based on current forecasts, we expect these component purchases to represent a small

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Securities and Exchange Commission
November 29, 2005
Page 4



         percentage of our unit sales in those years. Before the suspension of the Supply Agreement in 2002, Carbomedics supplied us with 100% of our inventories and our purchase requirements under the Agreement often significantly exceeded our sales. In 2004, we started manufacturing our own valve components so we are no longer dependent on Carbomedics as a sole supplier. Although our future purchase requirements under the Agreement will be at a cost that is higher than our anticipated manufacturing costs, the quantity of components purchased will be significantly less than in previous years. We expect to be able to adjust our manufacturing levels during this period to prevent the build up of excess component inventories. Because the parts we purchase from Carbomedics will be at a higher cost than our self-manufactured product, our net income and cash flows in the periods when the parts are sold will be lower; however we anticipate that our business performance in those future periods will be adequate to absorb these costs and cash flows.

The Company believes this disclosure responds to the comment above. In light of this comment, the Company plans to include similar disclosure when appropriate in future filings.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

Item 4.  Controls and Procedures, page 19
-----------------------------------------

         3.       Comment:

         We note that you had a material weakness in your disclosure controls and procedures as of December 31, 2004 related to your inventory cycle counting methods, as disclosed in your Form 10-K. As of March 31, 2005, you disclose that your disclosure controls and procedures are effective. Please tell us and revise future filings to clarify the changes made to correct the material weaknesses in your disclosure controls and procedures as of March 31, 2005. Your filing should disclose any changes made to your disclosure controls and procedures or to your internal control over financial reporting in response to a significant deficiency or material weakness. Please refer to Question 11 of the Frequently Asked Questions for Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports located on the SEC website.

         Response:

         As disclosed in Item 9A of the 2004 Form 10-K, the Company concluded that its disclosure controls and procedures were not effective at December 31, 2004 due to a material weakness in its internal control over inventory cycle counting procedures. As disclosed in Item 9A of the 2004 Form 10-K and in Item 4 of the Company's Form 10-Q for the quarter ended March 31, 2005, the Company addressed this material weakness in its internal control by conducting a physical inventory during its first quarter rather than relying on its cycle


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Securities and Exchange Commission
November 29, 2005
Page 5



count procedures. Thus the change made to make the Company's disclosure controls and procedures effective as of March 31, 2005 was that a physical inventory was conducted instead of relying on the prior cycle counting procedure. In light of this comment, the Company expanded its disclosure in Item 4 of the Third Quarter 10-Q to read as follows:

                  ITEM 4. CONTROLS AND PROCEDURES

                  As previously reported, in connection with our assessment of the effectiveness of our internal control over financial reporting at the end of our last fiscal year, we identified a material weakness in our internal control over financial reporting. The deficiency in our internal control related to ineffective application of inventory verification procedures, including cycle count procedures. Historically, we had relied on cycle counting procedure to substantiate inventory quantities in lieu of taking physical inventories. During our evaluation of internal control over our cycle counting procedures, we determined that our processes in place during 2004 were neither sufficient nor documented adequately to rely upon. Because of the material weakness described above, management concluded that (i) the Company did not maintain effective internal control over financial reporting as of December 31, 2004, based on the criteria established in "Internal Control - Integrated Framework" issued by COSO, and (ii) as a result of this material weakness our disclosure controls and procedures were not effective as of December 31, 2004.

                  To address this material weakness, commencing with the first quarter of fiscal 2005 we instituted a practice of conducting periodic physical inventories instead of relying on the cycle count procedure previously in use. We relied on this physical inventory procedure when our management concluded as of March 31, 2005 and June 30, 2005 that our disclosure controls and procedures were effective. We will continue to conduct these periodic physical inventories until we have developed and tested the reliability of a new and more robust process for documenting and executing our cycle counts. We are currently in the final stages of testing and verifying the reliability of our new cycle count process. We currently anticipate that prior to the end of the fourth quarter of fiscal 2005 we will be able to cease conducting physical inventories and commence relying on the cycle count procedure once again to verify our inventory.

                  (a) Evaluation of Disclosure Controls and Procedures

                  Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based upon that evaluation, the Chief


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Securities and Exchange Commission
November 29, 2005
Page 6


         Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

                  (b) Changes in Internal Control over Financial Reporting

                  As described above we continued to rely on physical inventories to verify our inventory during the third quarter of fiscal 2005, as we have since the first quarter of fiscal 2005. Although we anticipate that there will be a change made in our internal control over financial reporting in the fourth quarter of fiscal 2005 when we expect to cease physical inventory counts, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the fiscal quarter ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In light of this comment, the Company plans to include similar disclosure when appropriate in future filings.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005

Consolidated Financial Statements
---------------------------------

Note 6.  Licensing Fee Payments, page 8
---------------------------------------

         4.       Comment:

         We reference your disclosure of the $1.6 million licensing fee payment made to CryoCath Technologies during the quarter ended June 30, 2005. Please tell us and disclose in future filings your accounting for the licensing fee payment, including the amortization period. Please consider the disclosure requirements of paragraph 44 of SFAS 142 in future filings.

         Response:

         The licensing fee payment to CryoCath Technologies is accounted for as an indefinite-lived asset. Rather than having an amortization period, this asset will have a yearly impairment review unless an event would occur requiring a review prior to the annual review. The following paragraph was added to Note 6 in the Third Quarter 10-Q to provide the requested disclosure concerning the CryoCath licensing fee payment:

                  Statement of Accounting Standard No. 142, Goodwill and Other Intangible Assets (SFAS 142), guides the accounting treatment for ATS Medical's intangible assets including the exclusive distribution and agency agreements with CryoCath Technologies. This asset is considered an indefinite-lived asset and


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Securities and Exchange Commission
November 29, 2005
Page 7


         therefore not subject to amortization. Paragraph 17 of SFAS 142 states, "An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying value. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess."

In light of this comment, the Company plans to include similar disclosure when appropriate in future filings.

Results of Operations, page 10
------------------------------

         5.       Comment:

         We see from your table on page 10 that your gross profit percentage increased from 28.4% for the six months ended June 30, 2004 to 40.3% for the six months ended June 30, 2005. We also note from the table on page 11 that the six months year to date increase in average sales price was 0.6% while the increase in unit sales was 7.4%. Please tell us and revise future filings to clarify the specific factors that resulted in material changes in gross profit margin.

         Response:

         The Company's gross profit margin increase from 28.4% for the six-months ended June 30, 2004, to 40.3% in the six-months ended June 30, 2005 was driven by three factors: (1) lower mechanical heart valve component costs,
(2) agency commissions from CryoCath Technologies that have no cost of sales associated with the revenue, and (3) product sales from CryoCath Technologies that have higher gross margins than the mechanical valve business. In response to this comment the Company included the following as the fifth paragraph in the "Cost of Goods Sold" section of the MD&A in the Third Quarter 10-Q:

                  Pyrolytic carbon purchases after 2000 were at a lower cost than previous purchases. As these lower priced carbon sets were manufactured into finished valves and sold, our gross profit increased. Our margin increase from 26.1% for the nine-months ended September 30, 2004, to 37.3% in the nine-months ended September 30, 2005 was driven by three factors; (1) lower mechanical heart valve component costs, (2) agency commissions from CryoCath Technologies and Regeneration Technologies that have no cost of sales associated with the revenue, and (3) product sales from CryoCath Technologies that have higher gross margins than our mechanical valve business.

In light of this comment, the Company plans to include similar disclosure when appropriate in future filings.


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Securities and Exchange Commission
November 29, 2005
Page 8


         For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or in my absence, Amy Schneider at
(612) 340-2971.



Sincerely,

/s/ Timothy S. Hearn

Timothy S. Hearn


cc:  John R. Judd, ATS Medical, Inc.